UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces appointment of Board Member

—

Rio de Janeiro, January 26, 2024 – Petróleo Brasileiro S.A. – Petrobras, further to the announcement made on 01/22/2024, informs that its Board of Directors has appointed Mr. Renato Campos Galuppo as a board member.

The analysis and election process was submitted to the applicable governance procedures, and no impediment was found to the assumption of a management position in the Company.

In accordance with article 150 of Law 6,404/1976 ("Brazilian Corporate Law") and article 25 of Petrobras' Bylaws, the director will serve until the first General Meeting.

Mr. Renato Campos Galuppo has been a lawyer since February 2003, with extensive experience in litigation and consultancy in electoral, criminal, constitutional and civil matters. He holds a bachelor's degree in Law from the Federal University of Ouro Preto (2002), a specialist degree in Applied Criminal Law and Criminal Procedure from Centro Universitário UNA (2020) and a postgraduate degree in Economic Criminal Law from the Institute of European Criminal and Economic Law of the Faculty of Law of the University of Coimbra/IBCCRIM (2021). He was a legal advisor in the Chamber of Deputies from March 2007 to June 2014 and from October 2014 to December 2021. He is a member of ABRADEP (Brazilian Academy of Electoral and Political Law), PLURIS (Institute of Party and Political Law), IBCCRIM (Brazilian Institute of Criminal Sciences) and ICP (Institute of Criminal Sciences). He is also currently a member of the Safety, Environment and Health Committee of the Petrobras Board of Directors. He was a Board Member of PréSal Petróleo S.A (PPSA) from July 2023 to January 2024.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer